Filed by:  Kopp Funds, Inc.  Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Kopp Funds, Inc.

Investment Company Act File No.: 811-08267

KOPP FUNDS, INC.

Prospectus Supplement

To Prospectuses Dated January 30, 2006

Kopp Emerging Growth Fund

Kopp Total Quality Management Fund

On September 12, 2006, Kopp Investment Advisors, LLC, the investment adviser to Kopp Funds, Inc. (“Kopp Funds”), entered into an agreement with American Century Investment Management, Inc. (“American Century”) that contemplates that the Kopp Emerging Growth Fund and the Kopp Total Quality Management Fund (the “Funds”), each a series of Kopp Funds, will be reorganized with and into two American Century funds.  The agreement is subject to a number of conditions, including the separate approval of agreements and plans of reorganization (the “Reorganization Agreements”) by shareholders of the Funds at a special shareholders meeting to be held on or about January 12, 2007 (the “Special Meeting”).

The Reorganization Agreements provide that the Kopp Emerging Growth Fund will be reorganized into the American Century New Opportunities II Fund, a series of American Century Mutual Funds, Inc., and the Kopp Total Quality Management Fund will be reorganized into the American Century Equity Growth Fund, a series of American Century Quantitative Equity Funds, Inc.  The Reorganization Agreements have been unanimously approved by each board of directors of Kopp Funds, American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc.

At the Special Meeting, shareholders of the Kopp Emerging Growth Fund will also be asked to approve a subadvisory agreement appointing American Century as subadvisor to the Kopp Emerging Growth Fund for purposes of transitioning the portfolio prior to the reorganization.  This subadvisory arrangement, which has been approved by the board of directors of Kopp Funds, will take effect following shareholder approval of the reorganization and the subadvisory agreement.

Additional details regarding the Special Meeting will be contained in a combined proxy statement/prospectus to be mailed to shareholders of the Funds in advance of the Special Meeting.

The date of this Prospectus Supplement is September 13, 2006.

Please keep this Prospectus Supplement with your records.

For more information, call Kopp Funds at 1-888-533-KOPP or American Century Investments at 1-800-345-2021 for a prospectus containing information on the funds’ investment objectives, risks, fees and expenses.  Read it carefully before you invest or send money.  Investment return and share price will fluctuate, and redemption value may be more or less than original cost.

Important Disclosure Information

The information included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative Equity Funds, Inc. will file a proxy statement/prospectus and other relevant documents regarding the reorganization with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS AND RELATED MATTERS.  You will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov).